Exhibit 99.2

DESCRIPTION OF SECURITIES

Class A Shares

See “Description of Share Capital” in the accompanying prospectus that forms part of the registration statement into which this summary is incorporated by reference for more information regarding our Class A ordinary shares, with a nominal value of €0.12 per share (the “Class A Shares”).

Issued Share Capital

Our issued and outstanding share capital as of November 11, 2022 consists of:

277,014,695 Class A ordinary shares with a nominal value of €0.12 each; and

23,883,065 Class B ordinary shares with a nominal value of €0.36 each.

We also held in treasury (i) 425,000 Class B ordinary shares with a nominal value of €0.36 each and (ii) 105,000 issued Class C ordinary shares with a nominal value of €0.24 each.

Authorization of Issuance of Shares

Currently, the Board is irrevocably authorized to (i) issue Class A Shares and Class B Shares and to grant rights to subscribe for Class A Shares and Class B Shares for a period of five years following September 10, 2021 in an amount up to 25% of the issued share capital calculated as from the date of the completion of the Business Combination, (ii) issue Class A Shares and to grant rights to subscribe for Class A Shares, all to the extent the Company has committed itself in connection with the employee stock option program implemented by Lilium GmbH in 2017, the Lilium 2021 Equity Incentive Plan and the Lilium 2021 Employee Share Purchase Plan for a period of five years as of September 10, 2021 in an amount up to a maximum of 46,725,378 Class A Shares and (iii) issue Class A Shares and to grant rights to subscribe for Class A Shares for a period of two years following October 27, 2022 in an amount up to 25% of the issued share capital calculated as of October 27, 2022 (the “Issuance Delegation”).

Pre-emptive Rights

Currently, the Board is irrevocably authorized (i) for a period of five years following September 10, 2021 to limit or exclude pre-emptive rights in relation to the issuance of Class A Shares and Class B Shares or rights to subscribe for Class A Shares and Class B Shares and (ii) for a period of two years following October 27, 2022 to limit or exclude pre-emptive rights in relation to the issuance of Class A Shares or rights to subscribe for Class A Shares, in each case, under the Issuance Delegation.

Conversion of Class B Shares

Lilium held a General Meeting on October 27, 2022. At this General Meeting, an amendment to Lilium’s articles of association was approved, pursuant to which an Initial Qualified Holder (as defined in the articles of association) may convert its Class B Shares into one Class A Share and one Class C Share for each Class B Share. Such Initial Qualified Holder must notify the non-executive directors of the Board of such conversion by written notice. The business day following the date of such written notice shall be considered as the date of the conversion.

Warrants

The following summary of certain terms and provisions of the warrants offered pursuant to the Company’s concurrent registered direct offering and private placement (collectively, the “Warrants”) is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Warrant, which will be filed as an exhibit to a Form 6-K and incorporated by reference into the registration statement into which this summary is also incorporated by reference. Prospective investors should carefully review the terms and provisions of the form of Warrant for a complete description of the terms and conditions of the Warrants, together with the risks described under “Risk Factors” in the prospectus that forms a part of the registration statement into which this summary is incorporated by reference.

Exercise and Duration

Subject to certain adjustments described herein, each whole Warrant offered hereby is exercisable into one Class A Share at an initial exercise price equal to $1.30. The Warrants are immediately exercisable and will expire four years from the date of issuance.

Notwithstanding the foregoing, the Company shall not be required to issue fractions of Class A Shares issuable upon any exercise of the Warrant. In lieu of any such fractional share, an exercising holder shall receive, at the Company’s election, (i) an amount in cash equal to the same fraction of the current market value of a whole Warrant or (ii) a whole Class A Share.

Optional Redemption

If any time after November 22, 2024, but before the expiration date of the Warrants, the last reported sale price per share of the Class A Shares, as reported by Nasdaq, equals or exceeds $2.60 per share for at least 20 trading days (whether or not consecutive) during a 30 consecutive trading days period (the “Redemption Reference Period”), then the Company, on at least 20 trading days’ prior written notice to holders of the Warrants, may redeem the Warrants by paying the holders $0.01 per Class A Share issuable pursuant to exercise thereof, subject to the provisions described under “—Anti-dilution Adjustments” below and subject to prior exercise by the holder. The warrant will remain exercisable by the holder (in whole or in part, in its entirety or in such increments, at any time and from time to time, as in each case the holder may in its sole discretion elect) for the duration of the 20 trading days’ prior written notice period.

Fundamental Transactions

If, at any time while the Warrants are outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person (as defined below), (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Class A Shares are permitted to sell, tender or exchange their Class A Shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding shares Class A Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Class A Shares or any compulsory share exchange pursuant to which the Class A Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a stock split, combination or reclassification of Class A Shares), or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group (as defined in Exchange Act Rule 13d-5) of Persons whereby such other Person or group (as defined in Exchange Act Rule 13d-5) acquires more than 50% of the outstanding shares of Class A Shares (not including any Class A Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of the Warrant, the holder shall have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the Warrant is exercisable immediately prior to such Fundamental Transaction.

For purposes of the foregoing paragraph, “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

In the event of a Fundamental Transaction in which at least 10% of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be the Company following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, the Company or any successor entity shall, at the Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase the Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the Warrants) of the remaining unexercised portion of the Warrants on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

Anti-dilution Adjustments

In the event the Company engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding Warrants will be proportionately increased or decreased.

In the event the Company engages in certain transactions that result in the Company issuing equity at an effective price per share that is less than the exercise price of the Warrants then in effect, then simultaneously with the consummation of each such transaction the exercise price will be correspondingly reduced, subject to specified exempt issuances.

No Exchange Listing

There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Warrants on Nasdaq or any securities exchange or nationally recognized trading system.

No Right as a Shareholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Class A Shares, the holders of the Warrants do not have the rights or privileges of holders of our Class A Shares, including any voting rights, until they exercise their Warrants.